FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2007

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant's Name into English)

3 Abba Eban Blvd., Herzliya, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X....         Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes........            No....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

Attached to the Registrant's Form 6-K for the month of July 2007 and incorporated by reference herein is the Registrant's immediate report dated June 10, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By:/s/ Gad Goldstein

Gad Goldstein

President

Dated: July 5, 2007

FOR IMMEDIATE RELEASE

FORMULA ANNOUNCES $20 MILLION PRIVATE PLACEMENT IN SAPIENS

Herzlia, Israel – June 10, 2007 – Formula Systems (1985) Ltd. (NASDAQ: FORTY and TASE: FORT) a leading provider of information technology products, solutions and services, announced today that its subsidiary, Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) announced a $20 million private placement round led by institutional investors and Formula Systems. The common shares at the private placement were priced at $3 representing XX% premium with no warrants. After closing (expected at the end of June) Formula Systems will remain the controlling shareholder of Sapiens.

Gad Goldstein, President & CEO of Formula, commented: "One of our missions for this year was to ensure that all our subsidiaries have the adequate financial resources to support accelerated growth. Sapiens' private placement complements a series of actions whereby all our subsidiaries are in excellent positions for the future."

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Israel:

Gad Goldstein, President & CEO, Formula Systems Ltd.,

Naamit Salomon, CFO, Formula Systems Ltd.

+972-9-959-8800